                                                                   EXHIBIT 12.1

                   PAINE WEBBER GROUP INC.
 COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
               AND PREFERRED STOCK DIVIDENDS
                 (IN THOUSANDS OF DOLLARS)





                                                                       Years Ended December 31,
                                               -----------------------------------------------------------------------
                                                    1994         1993          1992            1991             1990
                                               ------------    ----------   -----------     ----------      ----------
     Income (loss) before taxes                 $   44,385     $  407,576   $   339,115     $  226,247      $ (102,633)
                                                ----------     ----------   -----------     ----------      ----------

     Preferred stock dividends                       1,710          5,828        27,789         34,732          23,174
                                                ----------     ----------   -----------     ----------      ----------

     Fixed charges:

        Interest                                 1,428,653      1,130,712       879,242      1,056,124       1,242,151

        Interest factor in rents                    51,102         50,133        45,962         43,804          42,223
                                                ----------     ----------   -----------     ----------      ----------

        Total fixed charges                      1,479,755      1,180,845       925,204      1,099,928       1,284,374
                                                ----------     ----------   -----------     ----------      ----------

     Total fixed charges and preferred
           stock dividends                       1,481,465      1,186,673       952,993      1,134,660       1,307,548
                                                ----------     ----------    ----------     ----------      ----------

     Income before taxes and fixed charges      $1,524,140     $1,588,421    $1,264,319     $1,326,175      $1,181,741
                                                ==========     ==========    ==========     ==========      ==========

     Ratio of earnings to fixed charges
     and preferred stock dividends                     1.0            1.3           1.3            1.2           -    **
                                                  ========        =======       =======         ======         =======



For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income (loss) before taxes and fixed charges. "Fixed charges" consist of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings and that portion of rental expense estimated to be representative of the interest factor.


** Earnings were inadequate to cover fixed charges and would have had to increase approximately $125,807 in order to cover the deficiency.